SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


              5 DAYS UNTIL LOWEST FARE REVOLUTION COMES TO BELFAST

                         100,000 GBP5 SEATS TO CELEBRATE


Ryanair, Europe's largest low fares airline today (Thursday, 25th October 2007) started the five day countdown to the launch of its Belfast base by releasing 100,000 seats for just GBP5, including taxes and charges, for travel in November, December and January across all of its new routes from Belfast City to East Midlands, Glasgow, Liverpool and London.

Ryanair's new routes from Belfast have attracted record advance bookings, with 100,000 seats already sold, confirming that passengers in Northern Ireland can't get enough of our guaranteed lowest fares.

From 30th October, Ryanair will base a brand new $70m Boeing 737-800 aircraft at Belfast City Airport and will guarantee the lowest fares from any Belfast airport. If passengers find a lower fare on the same city routes with any other airline from any Belfast or Lough Neagh airport, Ryanair will pay out double the difference, only Ryanair guarantees the lowest fares.

Speaking in Belfast today, Ryanair's CEO Michael O'Leary said:

          "In just 5 day's time, Ryanair will revolutionise air travel to/from Belfast by guaranteeing the lowest fares from Belfast City or Lough Neagh airport. Over the next year, 600,000 passengers will fly with Ryanair to and from Belfast, saving GBP20 million compared to BMI and Easyjet's high fares, while generating a tourism spend of over GBP100m and sustaining 600 local jobs.

          "Passengers who haven't already joined Ryanair's lowest fare revolution can still do so during our five day countdown sale with 100,000 seats on offer for just GBP5 including taxes and charges. We urge all passengers to book straight away as demand for Northern Ireland's guaranteed lowest fares will be huge".


ENDS.                                                Thursday, 25th October 2007


For further information:

Peter Sherrard - Ryanair              Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228                Tel: 00 353 1 4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 25 October 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director